CTI Group
333 North Alabama Street
Indianapolis, IN 46204 317.262.4666 www.ctigroup.com
January 20, 2006
Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CTI Group (Holdings) Inc. Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSBs for Fiscal Quarters Ended March 31, 2005 and June 30, 2005 and September 30, 2005 File No. 0-10560
Dear Ms. Collins:
     CTI Group (Holdings) Inc. (the “Company”) submits the following responses to comments raised in your letter (the “Comment Letter”) addressed to John Birbeck, President and Chief Executive Officer of the Company, dated December 20, 2005. In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Consolidated Statements of Operations, page 31
1.	We note your response to our prior comment no. 1. While we understand that you do not currently present a gross margin calculation, we believe the gross margin can be easily calculated from the face of the consolidated statement of operations and under the FASB Staff Implementation Guide, Question 17 of the Statement 86, the amortization related to capitalized software should be included in cost of sales or separately quantified to allow a reader to make such determination. Tell us the amount of amortization expense from capitalized software for the periods presented.

Response

The Company did identify amortization expense from capitalized software in Note 1 of the Notes to the Consolidated Financial Statements “Description of Business and Summary of Significant Accounting Policies” under the sub caption

“Computer Software .” The last sentence under that caption in Note 1 states, “The amortization expense for developed software was $237,213 and $453,928 for the years ended December 31, 2004 and December 31, 2003, respectively.”

The Company believes that, because the Company includes specific disclosure on the face of the Consolidated Statement of Operations that costs of products and services exclude depreciation and amortization and separately quantifies the amortization related to capitalized software in Note 1, the reader can calculate the gross margin including the amortization expense for capitalized software.

Since the Company’s amortization expense for developed software is affiliated with cost of products and services, the Company will enhance footnote disclosures in the Form 10-KSB for the fiscal year ended December 31, 2005 and subsequent periodic reports to explicitly disclose the amounts of depreciation and amortization for each relevant line item in the Company’s Statement of Operations.
Note 1 — Description of Business and Summary of Significant Accounting Policies — Basic & Diluted Income/(Loss) per Common Shares, page 37
2.	We have reviewed your response to prior comment no. 3; however, we continue to believe that paragraph 61(d) of SFAS 128 requires that you present basic and diluted earnings per share for each class of common stock.

Response

See our response to Comment 3.
3.	You indicate in your response to prior comment no. 4 that due to the speculative nature of patents that are included in the value of Tracking LLC, you are unable to reasonably estimate the value of Tracking LLC and calculate the conversion of 2,833,334 shares of Class B common stock into Class A common stock. You also indicate that this conversion “will result in a material dilution to holders of Class A common stock.” We do not believe that it is appropriate to exclude the dilutive impact of Class B shares in the calculation of fully diluted Class A net income (loss) per shares. While there are a number of uncertainties in the estimation process for Tracking LLC, it appears that such estimation is required to present earnings per share in accordance with SFAS 128. While we understand that there is significant subjectivity, judgment and uncertainty involved in estimating the value of Tracking LLC, that information should be presented and disclosed in your critical accounting policies and estimates in MD&A. In this regard, you should disclose the methodology and assumptions underlying your estimates, the effect the accounting estimates have on your financial presentation and the effect of changes in those estimates.

Response

In connection with the merger between the Company and Centillion Data Systems, Inc. (“Centillion”) effective February 12, 2001 (the “Merger”), 2,833,333 shares of Class B common stock were authorized for issuance. Class B common stock was created due to the difficulty to agree on a value of the patents held by Centillion. In connection with the Merger, the Company established Tracking LLC to track the value of the patents and ultimately determine the conversion of Class B common stock into Class A common stock.

The Company’s Certificate of Incorporation, as amended, stipulates three methodologies for conversion of Class B common stock: (i) conversion at the Company’s election, (ii) conversion at the election of the holders of Class B common stock, and (iii) mandatory conversion. The Company’s option to convert Class B common stock into Class A common stock under (i) above expired on February 12, 2003. The conversion at the election of Class B common stock holders under (ii) above involves the election by the majority of the Class B common stock shareholders, whereby such election must occur no later than February 12, 2006, to convert Class B common stock into the number of shares of Class A common stock determined by dividing the value of Tracking LLC by 88% of the average market price of Class A common stock. For the purposes of the conversion at the election by the Class B shareholders, the value of Tracking LLC is deemed to be the book value of Tracking LLC less the book value of the associated patents at the time of conversion. The mandatory conversion under (iii) above occurs upon any direct or indirect sale, transfer or conveyance of, or the grant of any pledge or security interest in, 50% or more of the Company’s equity interest in, or the assets of, Tracking LLC, or upon any of the foregoing transactions resulting in the Company’s receipt of more than $7.5 million. As a result of the mandatory conversion, shares of Class B common stock will automatically be converted into the number of shares of Class A common stock determined by dividing the value of Tracking LLC by the average market price of Class A common stock. For the purposes of the mandatory conversion, the value of Tracking LLC is deemed to be the market value of Tracking LLC at the date of conversion.

The Company believed as of December 31, 2004 and 2005, respectively, that the conversion methodology most likely to occur would be the conversion methodology at the election of the holders of Class B common stock. As of December 31, 2004, the book value of Tracking LLC was less than $0; as a result, there would have been no dilution of shares. As of December 31, 2005, due to new favorable enforcement activities, a positive book value of Tracking LLC was created. The Company will disclose the book value of Tracking LLC and the calculated dilution and diluted earnings per share amount in its Form 10-KSB for the fiscal year ended December 31, 2005.

The Company believed as of December 31, 2004 and 2005, respectively, that the likelihood of the occurrence of the mandatory conversion was remote. The Company has not been able to establish a definitive fair market value of Tracking

LLC due to the speculative nature of patent enforcement matters since the Merger.

The Company believes the majority Class B shareholder, who is also the majority Class A shareholder, would likely convert Class B common stock if the book value of Tracking LLC became significant. In connection with disclosures made in the 2004 Form 10-KSB, the Company assumed then that in the event of a conversion the book value of Tracking LLC would be significant; therefore, in the event of a conversion, the low stock price would result in the issuance of a large quantity of Class A common stock. To inform the investors of the potential risk of dilution, even though remote, the Company inserted the language that conversion “will result in a material dilution.”
Form 10-QSB for Fiscal Quarter Ended September 30, 2005
Item 3. Controls and Procedures, page 23
4.	We note your response to our prior comment no. 6. Please revise your future filings to clarify that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed on the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officers and chief financial officer, to allow timely decisions regarding required disclosures. See Exchange Act Rule 13a-15(e).

Response

The Company will comply with this comment in the Form 10-KSB for the fiscal year ended December 31, 2005 and subsequent periodic reports.
Other Information
     In connection with responding to the foregoing comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact Fred Hanuschek, Chief Financial Officer at 317-262-4540 or the undersigned at 317-262-4626.

Sincerely,
/s/ John Birbeck
John Birbeck
President and Chief Executive Officer

cc:	Kari Jin, Staff Accountant
Lisa Mitrovich, Assistant Chief Accountant
Alan Lieblich, Blank Rome LLP
Tim Luther, Crowe Chizek and Company, LLC
Dave Whitman, PricewaterhouseCoopers LLP
Fred Hanuschek, Chief Financial Officer of the Company

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